SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________

Commission file number 1-1373

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

MODINE 401(K) RETIREMENT PLAN FOR SALARIED EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY

1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND EXHIBITS
________________

Pages
Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS:

Statements of net assets available for benefits
as of December 31, 2006 and December 31, 2005  1

Statement of changes in net assets available for benefits
for the year ended December 31, 2006  2

Notes to financial statements  3-11

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of assets (held at end of year)  12-13

Exhibits to Annual Report on Form 11-K  14

Signatures  15

NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension Benefits Committee and Plan participants of the
Modine 401(k) Retirement Plan for Salaried Employees
Modine Manufacturing Company
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Modine 401(k) Retirement Plan for Salaried Employees ("the Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 27, 2007

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
ASSETS

Investments, at fair value (Note 3)	$117,579,089	$111,003,121

Cash	430	-

Receivables:
Employer contribution	2,575,771	348,230

Accrued interest and dividends	72,627	29,997

Total receivables	2,648,398	378,227

Total assets	120,227,917	111,381,348

LIABILITIES

Accrued Expenses	50	-

Net assets reflecting all assets at fair value	120,227,967	111,381,348

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	101,984	108,568

Net assets available for benefits	$120,329,951	$111,489,916

The accompanying notes are an integral part of the financial statements.

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MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2006

Additions:
Investment income (deficit):
Income from Master Trust (Note 3)	$(5,959,319)
Net appreciation in fair value of investments (Note 3)	8,706,677
Interest	494,601
Dividends	549,873
Total investment income	3,791,832
Contributions:
Participant	7,004,156
Employer	5,154,600
Rollover contributions	150,258
Total contributions	12,309,014

Total additions	16,100,846
Deductions:
Distributions to participants	12,795,660
Administrative costs	19,723
Total deductions	12,815,383
Net increase before transfers	3,285,463
Transfers from other Plan (Note 10)	5,554,572
Net increase in net assets available for benefits	8,840,035
Net assets available for benefits:
Beginning of year	111,489,916
End of year	$120,329,951

The accompanying notes are an integral part of the financial statements.

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MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

1. Description of Plan

The following description of the Modine 401(k) Retirement Plan for Salaried Employees ("the Plan") provides only general information on the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A. General

The Plan is a 401(k) profit sharing plan covering all eligible salaried employees of Modine Manufacturing Company and its U.S. subsidiaries ("the Company"), who have one hour of service. Eligible employees who elect to participate are referred to as Participants. The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions

Plan Participants enter into a salary reduction agreement wherein the Participant elects a reduction in compensation, which the Company contributes to the Plan. Participants direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers several investment alternatives. Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

The Company made matching contributions equal to 60% of Participant contributions which did not exceed 6% of total compensation. The Company has the discretion to make an additional contribution and match all or any portion of the Participant's contribution. The matching and discretionary, if any, Company contributions are invested directly in the Modine Company Stock Fund. For 2006, the Company made a discretionary contribution to eligible participants which totaled $2,575,771. Effective January 1, 2007, the Company matching contributions to Participant accounts will be invested based on the Participants’ investment elections for Participant contributions.

In addition, the Company makes a separate, discretionary contribution annually to the Plan for all salaried employees. The contribution is invested in the same funds in the same proportion as the employee’s contributions. If the employee is not contributing to the Plan the funds are invested in the Stable Principal Fund.

Participant and Company contributions are subject to certain statutory limitations.

NOTES TO FINANCIAL STATEMENTS, continued

1. Description of Plan, continued

C. Participant Accounts

Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings. Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan. The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant's share of fund investments. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

D. Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants with an employment commencement date prior to January 1, 2001 are 100% vested in the Company's contributions. Participants with an employment commencement date subsequent to December 31, 2000 will vest in the Company's contributions after three years of service. All Thermacore, Inc. employees who were employed on or before December 31, 2001 are 100% vested in their Matching Account. A year of vesting credit is granted each anniversary of the employee’s hire date.

E. Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The maximum loan repayment term is five years, except for loans to purchase a primary residence. Loans bear interest at the Marshall & Ilsley Bank prime rate plus 1%. All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment. Effective January 1, 2007, the loan policy was changed to impose a 12 month waiting period following loan repayment, increase the loan origination fee and increase the interest rate to Prime rate plus 2% for general purpose loans and a 15-year mortgage rate for home loans.

F. Distributions

If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum; provided, however, that the timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

G. Withdrawals

The Plan provides for both hardship and non-hardship withdrawals. Contributions may only be withdrawn without penalty on or after age 59½ or in the event of retirement, death, disability, or termination on or after age 55. Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure of the mortgage on, the primary residence.

NOTES TO FINANCIAL STATEMENTS, continued

1. Description of Plan, continued

H. Forfeited Accounts

Forfeited nonvested accounts are first used to pay Plan expenses. Any remaining forfeitures are used to reduce the Employer Matching Contributions. During the Plan year forfeitures totaling $11,827 were used to reduce Employer Matching Contributions.

I. Administrative Expenses

Most expenses of administering the Plan are borne by the Company.

J. Trustee

As of December 31, 2006 and 2005, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsley Trust Company N.A., Milwaukee, Wisconsin.

2. Summary of Significant Accounting Policies

A. Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

B. Adoption of New Accounting Standard

The Plan adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive trust funds in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 or 2005. The net appreciation reported in the statement of changes in net assets available for benefits was also not impacted by the adoption of the FSP, as the amounts reflect the contract value of fully benefit responsive contracts held directly or indirectly by the Plan.

Adoption of the FSP resulted in an decrease of $----108,568 from the amount previously reported as Plan investments in the 2005 statement of net assets available for benefits, since this amount now reflects the fair value of the plan’s indirect interests in fully benefit-responsive contracts.

NOTES TO FINANCIAL STATEMENTS, continued

2. Summary of Significant Accounting Policies, continued

C. Investment Valuation

Investment in the Modine Company Stock Master Trust Fund ("Master Trust"), consisting primarily of Modine Common Stock with a small amount in money market investments, is valued at this Plan's proportionate share of the aggregate net asset value of the Master Trust's assets. The net asset value per unit is calculated by dividing the fund's total fair value by the outstanding number of Participant units. The units are updated daily based upon Participant activity. The number of units and fair value of the Modine Company Stock Master Trust Fund held by the Plan is as follows:

	December 31, 2006	December 31, 2005
Units	663,795	788,960
Market Price	$19,681,842	$30,251,763

Common collective funds, other than stable value funds, are valued at the fair value of Participant units held by the Plan as of the last trading day of the period, as reported by the managers of the respective trusts. The fair value of the Plan’s interest in a stable value fund is based upon the net asset value of the fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager.

Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

D. Security Transactions and Related Investment Income

Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. The cost of securities sold is determined on a moving average cost basis.

E. Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

F. Withdrawals and Distributions

Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares, where applicable. Withdrawals and distributions are recorded when paid.

NOTES TO FINANCIAL STATEMENTS, continued

2. Summary of Significant Accounting Policies, continued

G. Use of Estimates

Financial statements prepared in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts and disclosures reported therein. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2006	December 31, 2005
M&I Diversified Stock Fund, 199,659 and 199,348 units, respectively	$7,072,815	$6,133,222
M&I Stable Principal Fund, 9,504,754 and 8,571,140 units, respectively	9,504,754	8,571,140
Vanguard Institutional Index Fund, 134,403 and 129,402 units, respectively	17,417,235	14,753,130
Managers Special Equity Fund, 0 and 78,743 units, respectively	-	6,832,544
M&I Diversified Income Fund, 271,034 and 199,348 units, respectively	**	5,633,498
Legg Mason Value Fund, 73,618 and 85,319 units, respectively	**	5,861,426
Marshall Mid-Cap Value Fund, 0 and 387,230 units, respectively	-	5,653,553
Dodge & Cox Stock Fund, 66,661 and 55,828 units, respectively	10,229,743	7,660,782
Investment in Modine Company Stock Master Trust Fund, 663,795 and 788,960 units, respectively	19,681,842*	30,251,763*
Fidelity Advisor Diversified International Fund, 450,724 and 332,019 units, respectively	10,168,337	6,942,515
Wells Fargo Small Cap Value Fund, 352,847 and - units, respectively	10,984,124	-
Goldman Sachs Mid-Cap Value Fund, 186,371 and - units, respectively	7,251,700	-

* Participant and non-participant directed
** Did not meet the 5 percent threshold

NOTES TO FINANCIAL STATEMENTS, continued

3. Investments, continued

During 2006, the Plan's investments held outside of the Master Trust appreciated in value by $8,706,677 as follows:

Common collective funds	$1,844,291
Mutual Funds	6,862,386
$8,706,677

The Plan’s investment in the Master Trust decreased in value by $5,959,319.

4. Master Trust Information

The Plan's allocated share of the Master Trust's net assets at December 31, 2006 and 2005 is as follows:

	Plan's Share of Master Trust's Net Assets
	2006	2005
Modine Company Stock Master Trust Fund	25.81%	26.65%

The following net assets are held in the Modine Company Stock Master Trust Fund at December 31, 2006 and December 31, 2005:

	2006	2005
Investments at fair value
Modine Common Stock	$75,565,420	$111,517,700
Receivables (payables), net	9,046	5,949
Cash and cash equivalents	694,894	1,953,070
Net Assets	$76,269,360	$113,476,719

Investment income for the Modine Company Stock Master Trust Fund for the year ended December 31, 2006 is as follows:

Net depreciation in fair value of Modine Common Stock	$(25,225,534)
Interest	76,247
Dividends on Modine Common Stock	2,247,775
Total	$(22,901,512)

NOTES TO FINANCIAL STATEMENTS, continued

5. Nonparticipant -Directed Investments

The Modine Company Stock Master Trust Fund includes certain nonparticipant-directed amounts. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Plan, as invested in the Master Trust is as follows:

	December 31, 2006	December 31, 2005
Net Assets:
Modine Common Stock Fund	$15,259,334	$18,138,913
Proliance Stock Fund	-	46,580

Year Ended
December 31, 2006
Changes in Net Assets:
Contributions	$5,154,600
Investment income	(6,966,403)
Benefits paid to Participants	(1,114,356)
	$(2,926,159)

Non-participant directed investments relate to Company contributions which are initially invested in the Plan Sponsor's Stock. With the passage of time, these contributions are able to be re-directed by the participants to investments other than the Plan Sponsor's Stock. Certain of the investments included as non-participant directed investments in this disclosure may be participant directed as participants may elect to maintain investments in the Plan Sponsor's Stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated to the date of the termination of the Plan. All Participants would become 100% vested upon Plan termination.

7. Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code ("the Code"), and as such is not subject to Federal income taxes. The Plan obtained its latest determination letter dated August 12, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan Administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code.

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NOTES TO FINANCIAL STATEMENTS, continued

8. Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common collective funds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

At December 31, 2006 and 2005, approximately 17% and 27%, respectively, of the Plan's assets were invested in Modine Manufacturing Company common stock, through the Modine Company Stock Master Trust Fund.

9. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. At December 31, 2006 and 2005, the Plan held shares of mutual funds and common collective funds managed by Marshall & Ilsley Trust Company N.A. Marshall & Ilsley Trust Company N.A. or an affiliate of Marshall & Ilsley Trust Company N.A., is the Plan Trustee, therefore these investments and transactions therein are considered party-in-interest. The total of these investments as of December 31, 2006 and 2005 was $28,326,807 and $23,042,858, respectively.

The Plan holds units in the Modine Company Stock Master Trust Fund, which holds underlying assets including Modine Manufacturing Company stock. Modine Manufacturing Company is the plan administrator, therefore these investments and transactions therein are considered party-in-interest. The number of shares of Modine Manufacturing Company common stock held by the Plan at December 31, 2006 and 2005 was 663,795 shares and 788,960 shares, respectively. The fair value of these shares at December 31, 2006 and 2005 was $19,681,842 and $30,251,763, respectively. Dividends of $612,076 were paid on these shares during the year ended December 31, 2006.

Participants are also allowed to take loans from their accounts in the Plan. These loans also qualify as party-in-interest investments and totaled $730,387 and $816,670 at December 31, 2006 and 2005, respectively. During 2006, loan processing fees in the amount of $19,723 were paid by Participants to Marshall & Ilsley Trust Company N.A. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

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NOTES TO FINANCIAL STATEMENTS, continued

10. Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Hourly Employees and the Modine 401(k) Retirement Plan for Salaried Employees.

Participants in the Modine Employee Stock Ownership Plan ("Modine ESOP Plan") are also allowed to transfer funds from the Modine ESOP to the Modine 401(k) Retirement Plan for Salaried Employees. The majority of the transfer reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2006 resulted from these types of transfers.

11. Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500 as of December 31:

	2006	2005
Net assets available for benefits
per the financial statements	$120,329,951	$111,489,916
Adjustment for loan defaults	(8,606)	-
Net assets per the Form 5500	$120,321,345	$111,489,916

Following is a reconciliation of the increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2006:

Increase in net assets available for benefits before transfers
per the financial statements	$3,285,463
Transfers to other plans	(1)
Loan defaults	(8,606)
Net income per the Form 5500	$3,276,856

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SUPPLEMENTAL SCHEDULE

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

Plan Sponsor: Modine Manufacturing Company
EIN: 39-0482000
Plan Number: 024

(a)	(b)	(c)		(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Shares or units	Cost	Current value

		Common Collective Funds
*	Marshall & Ilsley Trust Company	Diversified Income Fund	271,034	**	$ 5,870,708
*	Marshall & Ilsley Trust Company	Growth Balanced Fund	203,910	**	5,878,530
*	Marshall & Ilsley Trust Company	Diversified Stock Fund	199,659	**	7,072,815
*	Marshall & Ilsley Trust Company	Stable Principal Fund	9,504,754	**	9,504,754

		Mutual Funds
	The Vanguard Group	Vanguard Institutional Index Fund	134,403	**	17,417,235

	Goldman Sachs Trust	Mid-Cap Value Fund	186,371	**	7,251,700

	American Funds, Inc.	Growth Fund of America	116,172	**	3,769,770

	Legg Mason	Value Fund	73,618	**	5,353,496

	Calamos Investment Trust	Growth Fund	61,992	**	3,341,393

	Dodge and Cox	Dodge and Cox Stock Fund	66,661	**	10,229,743

	Fidelity Advisor Series VIII	Diversified International Fund	450,724	**	10,168,337

	Wells Fargo Funds Trust	Advantage Small-Cap Value Fund	352,847	**	10,984,124

	PIMCO Funds	Total Return Fund	41,073	**	426,339

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MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

Plan Sponsor: Modine Manufacturing Company
EIN: 39-0482000
Plan Number: 024

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Shares or units	Cost	Current value
		Other
*	Marshall & Ilsley Trust Company	Modine Company Stock Master Trust Fund (Common Stock and Marshall Money Market Fund)	663,795	$18,722,338	$ 19,681,842

*	Participant Loans	5.00 - 10.50% interest rate, various maturity dates through April 1, 2016		**	730,387

					$ 117,681,173

* Represents party in interest to the Plan.
** Investments are Participant directed; cost not required to be disclosed.

(Continued)

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EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES
6/28/2007	/s/Dean R. Zakos
Date	Dean R. Zakos

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Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-100771 on Form S-8 of the Modine Manufacturing Company, of our report dated June 27, 2007 appearing in this Annual Report on Form 11-K of the Modine 401(k) Retirement Plan for Salaried Employees for the year ended December 31, 2006.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 27, 2007